SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Company”)

C.N.P.J. n.º 06.164.253/0001-87

N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 09, 2010

Date, Time and Place: August 09, 2010, at 09:00 a.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 15 – Board of Directors’ Meeting Room, Jardim Aeroporto, São Paulo, SP. Calling: Waived, due to the attendance of all the members of the Board of Directors of the Company. Attendance: All the members of the Board of Directors of the Company. Chairmanship of the Meeting: Constantino de Oliveira Jr. – Chairman; Henrique Constantino – Secretary. Agenda: To adopt resolutions on the following matters: (a) approval of the Financial Statements of the Company for the second quarter 2010, with the special review by Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”); (b) presentations by the Committees of the Company; (c) confirmation of the increase of the capital stock of the Company, as a result of the exercise of the stock purchase option, pursuant to the Stock Purchase Option Plan of the Company, approved on December 09, 2004, as amended (“Option Plan”); (d) election of the new Vice-President Officer of the Company; and (e) execution of agreements, granting of guarantees and relevant documents relating to the aircraft lease agreements entered into between VRG Linhas Aéreas S.A. and Export-Import Bank of United States (“VRG” and “Lease Agreements”). Resolutions made by unanimous vote: After the necessary explanations were provided, and after full review of the Financial Statements and other documents referring to the matters of the agenda hereof, and taking into consideration the recommendation by the Audit Committee, the following matters were approved by unanimous vote: (a) the Financial Statements of the Company for the second quarter 2010. Therefore, one copy of the Financial Statements, duly approved and initialed by the Chairman and the Secretary of the meeting, will be filed with the head-office and will be disclosed within the time required by law; (b) presentation by the Committees of the Company: Audit Committee, People Management and Corporate Governance Committee, and Financial and Risk Policies Committee, which committees presented the activities performed up to this date, as well as the projects to be implemented in the second semester 2010; (c) confirmation of the increase of the capital stock of the Company, up to the limit of the authorized capital, in the amount of R$ 65,313.23, upon issuance of 6,011 preferred shares, all of them registered and with no face value, as a result of the exercise of the stock purchase option granted within the scope of the Options Plan. Consequently, the capital stock of the Company was increased to R$ 2,314,395,609.70, represented by137,032,734 common shares and 133,204,483 preferred shares, all of them registered, with no face value. The shares now issued are identical to those already existing, and, under the terms of the Options Plan, will be entitled to the same rights conferred upon the other shares of the same kind, including receipt of dividends and interest on the own capital: (i) approval of the exclusion of the preemptive rights of the current shareholders of the Company upon the subscription of the new preferred shares, in conformity with the provisions in Article 171, paragraph three, of the Corporate Law; and (ii) the total issuance price was fixed at R$ R$ 65,313.23; (d) election of Mr. RICARDO KHAUAJA, Brazilian, married, engineer, bearer of Identity Card RG nº 08545344-74 and enrolled with the CPF/MF [Individual Taxpayer Registry] under nº 013.050.507-18, domiciled at Praça Comte Linneu Gomes, S/N, Portaria 3,

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Bairro: Jardim Aeroporto, CEP. 04626-020, São Paulo – SP, to the office of Vice-President Officer of the Company, until the next election of Board members, scheduled for March 2011; and (e) execution of agreements, granting of guarantees and other relevant documents of the Company, relating to the Lease Agreements referring to Boeing model 737-800 aircraft with manufacturer’s serial numbers 35835, 35836, 35837 and 35838, with two CFM56-7B engines installed on each aircraft, with the Board of Executive Officers being since now authorized to execute any documents relating to this resolution. Drawing-up and Reading of the Minutes: The floor was offered to whom might wish to use it, and as nobody did so, the meeting was adjourned for the time necessary for the drawing-up of these minutes, and upon the meeting being reopened, the minutes were read, checked and signed by all the attendees. These minutes were drawn-up in summary form, as set forth in Article 130, paragraph one, of Law n.º 6.404/76. São Paulo, August 09, 2010. Chairmanship of the meeting: Constantino de Oliveira Jr. – Chairman; Henrique Constantino – Secretary. I hereby certify that this is a faithful copy of the original minutes, which were drawn-up in the proper book

________________________________	________________________________
Constantino de Oliveira Jr.	Henrique Constantino
Chairman	Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 09, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.